SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MICRO GENERAL CORPORATION
(Name of Subject Company)

MICRO GENERAL CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

Common Stock: 594838302
(CUSIP Number of Class of Securities)

John R. Snedegar
President and Chief Executive Officer
Micro General Corporation
2510 N. Red Hill Avenue, Suite 230
Santa Ana, California 92705
(949) 622-4444
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Joseph E. Root, Esq.
Micro General Corporation
2510 N. Red Hill Avenue, Suite 230
Santa Ana, California 92705
(949) 622-4444

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. ☐

Item 9. Exhibits.
SIGNATURE
EXHIBIT INDEX
EXHIBIT (a)(10)

     This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Micro General Corporation, a Delaware corporation, filed with the Securities and Exchange Commission on June 12, 2002 (the “Schedule 14D-9”), with respect to the exchange offer made by Fidelity National Information Solutions, Inc., a Delaware corporation (“FNIS”), pursuant to which each outstanding share of Common Stock (the “Shares”) may be exchanged for 0.696 of a share of FNIS common stock upon the terms and subject to the conditions set forth in an offer to exchange prospectus contained in a Registration Statement on Form S-4 that FNIS filed with the Securities and Exchange Commission on May 30, 2002 (as amended from time to time, the “Registration Statement”), and in the related letter of transmittal and other transmittal documents filed as exhibits to the Registration Statement and mailed to the holders of the Shares. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged.

Item 9. Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“Exhibit (a) (10)	Press release issued by Micro General Corporation on June 13, 2002”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICRO GENERAL CORPORATION

By:	/s/ John R. Snedegar

John R. Snedegar President and Chief Executive Officer

Dated: June 12, 2002

EXHIBIT INDEX

Exhibit
Number	Description

Exhibit (a) (10)	Press release issued by Micro General Corporation on June 13, 2002